News Release



ZURICH





Zurich resolves important US state investigations

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
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media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, March 20, 2006 – Zurich Financial Services Group (Zurich) announced today that Zurich American Insurance Company and its subsidiaries (ZAIC) have reached settlements with nine state attorneys general and one insurance commissioner relating to their industry-wide investigations into broker compensation and insurance placement practices. The agreements call for total payments of USD 171.7 million and require the implementation of new disclosure and compliance regimes. ZAIC does not admit to any violation of US federal or state laws as part of the settlements.



Specifically, the settlements include the following elements:

- ZAIC has reached a settlement with a group of attorneys general from nine states (the "Multi-State Agreement") that builds on a previously disclosed Memorandum of Understanding (MOU) that ZAIC entered into with plaintiffs in a nation-wide class action against commercial insurers and brokers pending in the United States District Court of the District of New Jersey. The Multi-State Agreement increases the USD 100 million settlement fund amount set forth in the MOU to a total of USD 151.7 million, and requires ZAIC to pay USD 20 million for state fees and costs.
- The National Association of Insurance Commissioners' Broker Activities Task Force ("NAIC Task Force") assisted in developing a regulatory settlement agreement with ZAIC that the insurance commissioner from Florida has now executed. The NAIC Task Force is supporting this

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settlement as a sound regulatory framework, and is urging all state insurance regulators to consider joining it.

Some of these settlements are dependent on court approvals, as well as various other conditions. In addition, Zurich is also engaged in negotiations with other state legal and regulatory authorities, and hopes to bring these to a successful resolution.

James J. Schiro, Chief Executive Officer of Zurich, said, "We are pleased that today's announcement brings a greater sense of clarity and transparency to the quoting process for our customers in the United States, and we look forward to working collaboratively with our producers and business partners in this new environment." Mr. Schiro further commented, "We will not tolerate any compromise of our ethical standards. In addition, beyond remaining committed to working constructively with regulatory authorities when improper behavior is identified, we have significantly enhanced our compliance function over the past two years, and continue to institutionalize global best practices."

Note to editors

- The nine state attorneys general who have executed settlement agreements with ZAIC as part of the Multi-State Agreement are those from California, Florida, Hawaii, Maryland, Massachusetts, Oregon, Pennsylvania, Texas, and West Virginia.
- The Multi-State Agreement will work in conjunction with a proposed settlement between ZAIC and plaintiffs in a nationwide class action against commercial insurers and brokers that is pending in the United States District Court of the District of New Jersey. In October 2005,

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ZAIC and lead plaintiffs in the class action entered into the MOU that sets out the principal terms of settlement of that action. Under the MOU, ZAIC will pay USD 100 million into a settlement fund, and separately pay attorneys' fees and costs to class action counsel in an amount to be determined by the court. The Multi-State Agreement increases this class settlement fund to a total of USD 151.7 million, which may be subject to certain credits. In addition, the settlement requires ZAIC to pay USD 20 million to the states for fees and costs. ZAIC is working with the class action plaintiffs to conclude a settlement agreement based on the terms of the MOU.

- Under the terms of the regulatory agreements that the NAIC Task Force helped develop, ZAIC will implement a new pre-binding disclosure mechanism whereby brokers and agents inform customers of the company's compensation arrangements, and will implement new compliance measures beyond those it had already put in place, including regular reporting to the states. The insurance commissioner from Florida has executed such an agreement and the NAIC Task Force has urged that all state insurance regulators consider joining it. Insurance commissioners from California and Pennsylvania have endorsed the approach and are expected to execute agreements soon.
- Further information can be found at www.zurichna.com.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.